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                                 UNITED STATES
                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 Thinkpath, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                   -------------------------------------------
                         (Title of Class of Securities)

                                    884099201
                         -------------------------------
                                 (CUSIP Number)

                                 Joseph P. Daly
                               497 Circle Freeway
                             Cincinnati, Ohio 45246
                                 (513) 943-7100
 ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  July 1, 2005
 ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  8840992017                      13D
           -----------
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  1  NAMES OF REPORTING PERSONS

         Joseph P Daly

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (a)
                                                                         [ ]
                                                                          (b)
                                                                         [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)

             PF, OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
    NUMBER OF SHARES             7    SOLE VOTING POWER

      BENEFICIALLY                    401,000
--------------------------------------------------------------------------------
        OWNED BY                 8    SHARED VOTING POWER

     EACH REPORTING                   -0-
--------------------------------------------------------------------------------
      PERSON WITH                9    SOLE DISPOSITIVE POWER

                                      401,000
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            401,000
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                           [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.25%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     ITEM 1. SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock (the " Common Stock "), no par value per share (" Share "), of Thinkpath, Inc., an Ontario, Canada corporation (the " Issuer "). The address of the principal executive offices of the Issuer is 201 Westcreek Boulevard, Brampton, Ontario, Canada L6T 5S6.

     ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Joseph P Daly, by virtue of his purchase of certain Shares and resulting beneficial ownership of greater than 5% of the outstanding Shares of the Common Stock.

         (a) NAME: The name of the reporting person is Joseph P. Daly.

         (b) BUSINESS ADDRESS: The principal business address of Mr. Daly is 497 Circle Freeway, Cincinnati, Ohio 45246.

         (c) PRINCIPAL OCCUPATION AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR ORGANIZATION: Mr. Daly is the chief executive of Essig Research Incorporated. Essig Research offers design, analysis, and repair development services to the aircraft engine and power turbine markets. Mr. Daly's principal business address is 497 Circle Freeway, Cincinnati, Ohio, 45246.

         (d) CRIMINAL PROCEEDINGS: During the past five years, Mr. Daly has not been convicted in a criminal proceeding.

         (e) SECURITIES LAWS: During the past five years, Mr. Daly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) CITIZENSHIP:  Mr. Daly is a United States citizen.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Daly has purchased an aggregate of 401,000 Shares for total consideration of $178,583.01. Such funds were provided from Mr. Daly's personal funds.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Daly purchased the Shares for investment purposes. Mr. Daly is continuing to review the performance of his investment and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Daly may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The foregoing reflects activities presently contemplated by Mr. Daly with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Daly will take any of the actions referred to above.


         Except as set forth in the preceding paragraph, as of the date hereof, Mr. Daly does not currently have any plan or proposal that relates to or would result in:

         (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) Any material change in the present capitalization or dividend policy of the Issuer;

         (e) Any other material change in the Issuer's business or corporate structure;

         (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (i) Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, Mr. Daly reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) AMOUNT BENEFICIALLY OWNED : As of the date hereof, Mr. Daly beneficially owns an aggregate of 401,000 Shares. Based on the 4,333,405 Shares outstanding on July 7, 2005 as set forth in the Issuer's quarterly report on Form 10QSB for the period ended March 31, 2005, Mr. Daly beneficially owns 9.25% of the outstanding Shares.

         (b) NUMBER OF SHARES AS TO WHICH MR. DALY HAS :
               (i) Sole power to vote or direct the vote: 400,000
               (ii) Shared power to vote or direct the vote: 0
               (iii) Sole power to dispose or direct the disposition of: 400,000
               (iv)  Shared power to dispose or direct the disposition of: 0

         (C) TRANSACTIONS WITHIN THE PAST 60 DAYS : In the past 60 days, the following transactions have occurred involving Mr. Daly:


Person Who Effected the Transaction      Transaction Date       Number of Shares Purchased     Price per Share

Joseph P. Daly                               7/1/2005                       21500                   0.33
Joseph P. Daly                               7/1/2005                        6700                   0.32
Joseph P. Daly                               7/1/2005                        4000                   0.32
Joseph P. Daly                               7/1/2005                        5000                   0.33
Joseph P. Daly                               7/1/2005                        5000                   0.34
Joseph P. Daly                               7/1/2005                        5000                   0.32
Joseph P. Daly                               7/1/2005                        3000                   0.32
Joseph P. Daly                               7/1/2005                        4300                   0.32
Joseph P. Daly                               7/1/2005                        3500                   0.34
Joseph P. Daly                               7/1/2005                       10000                   0.32
Joseph P. Daly                               7/1/2005                       10000                   0.35
Joseph P. Daly                               7/1/2005                        5000                   0.35
Joseph P. Daly                               7/5/2005                           2                   0.42
Joseph P. Daly                               7/5/2005                        5000                   0.35
Joseph P. Daly                               7/5/2005                          30                   0.42
Joseph P. Daly                               7/5/2005                          10                   0.42
Joseph P. Daly                               7/5/2005                          40                   0.42
Joseph P. Daly                               7/5/2005                        1608                   0.42
Joseph P. Daly                               7/5/2005                        5000                   0.35
Joseph P. Daly                               7/5/2005                         388                   0.42
Joseph P. Daly                               7/5/2005                         158                   0.42
Joseph P. Daly                               7/5/2005                        3500                   0.42
Joseph P. Daly                               7/5/2005                           6                   0.42
Joseph P. Daly                               7/5/2005                         200                   0.42
Joseph P. Daly                               7/5/2005                        3600                   0.42
Joseph P. Daly                               7/5/2005                           1                   0.42
Joseph P. Daly                               7/5/2005                         200                   0.42
Joseph P. Daly                               7/5/2005                         130                   0.42
Joseph P. Daly                               7/5/2005                        3000                   0.42
Joseph P. Daly                               7/5/2005                         220                   0.42


Joseph P. Daly                               7/5/2005                        400                    0.42
Joseph P. Daly                               7/6/2005                         60                     0.4
Joseph P. Daly                               7/6/2005                         99                     0.4
Joseph P. Daly                               7/6/2005                       1000                     0.4
Joseph P. Daly                               7/6/2005                        400                     0.4
Joseph P. Daly                               7/6/2005                         30                     0.4
Joseph P. Daly                               7/6/2005                        117                     0.4
Joseph P. Daly                               7/6/2005                       1000                     0.4
Joseph P. Daly                               7/6/2005                          4                     0.4
Joseph P. Daly                               7/6/2005                       1200                     0.4
Joseph P. Daly                               7/6/2005                        140                     0.4
Joseph P. Daly                               7/6/2005                        293                     0.4
Joseph P. Daly                               7/6/2005                          1                     0.4
Joseph P. Daly                               7/6/2005                        200                     0.4
Joseph P. Daly                               7/6/2005                         15                     0.4
Joseph P. Daly                               7/6/2005                        400                     0.4
Joseph P. Daly                               7/6/2005                       7644                     0.4
Joseph P. Daly                               7/6/2005                        488                     0.4
Joseph P. Daly                               7/6/2005                          1                     0.4
Joseph P. Daly                               7/6/2005                       5000                     0.4
Joseph P. Daly                               7/6/2005                       1548                     0.4
Joseph P. Daly                               7/6/2005                        600                     0.4
Joseph P. Daly                               7/6/2005                       6000                     0.4
Joseph P. Daly                               7/6/2005                       1560                     0.4
Joseph P. Daly                               7/6/2005                      15000                    0.43
Joseph P. Daly                               7/7/2005                       1100                    0.41
Joseph P. Daly                               7/7/2005                        200                    0.41
Joseph P. Daly                               7/7/2005                       5000                    0.41
Joseph P. Daly                               7/7/2005                      10000                    0.41
Joseph P. Daly                               7/7/2005                         40                    0.41
Joseph P. Daly                               7/7/2005                       1345                    0.41
Joseph P. Daly                               7/7/2005                      10000                    0.41
Joseph P. Daly                               7/8/2005                       2200                    0.42
Joseph P. Daly                               7/8/2005                       5000                    0.48
Joseph P. Daly                               7/8/2005                        354                    0.48
Joseph P. Daly                               7/8/2005                        212                    0.42
Joseph P. Daly                               7/8/2005                         40                    0.42
Joseph P. Daly                               7/8/2005                          6                    0.42
Joseph P. Daly                               7/8/2005                        210                    0.42


                  All purchases were effected through unsolicited brokers' transactions on the Nasdaq National Market.

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: To the knowledge of Mr. Daly, no person other than Mr. Daly has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Daly.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           None.


         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                           None.



                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2005
                                              /s/   Joseph P Daly
                                              ---------------------------------
                                              Print Name: Joseph P Daly